Exhibit 99(a)(1)(E)

NOTICE OF VOLUNTARY PUBLIC TENDER OFFER TO PURCHASE PREFERRED

SHARES ISSUED BY

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ/MF No. 02.558.154/0001-29

NIRE 3130002551-9

CVM Code 17604

ISIN Code BRTNCPACNPR9

ON THE ACCOUNT AND ORDER OF

TELEMAR NORTE LESTE S.A.

Publicly-Traded Company

CNPJ/MF No 33.000.118/0001-79

CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS (“Credit Suisse” or the “Intermediary Institution”), a corporate company with its headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3064, - 13th and 14th floors (part of), registered with the Brazilian Corporate Taxpayers’ Register (“CNPJ/MF”) under No. 42.584.318/0001-07, as intermediary institution (“Intermediary Institution”), on the account and order of TELEMAR NORTE LESTE S.A., a publicly-traded company with its headquarters at Rua General Polidoro, 99, Botafogo, in the City and State of Rio de Janeiro, registered with CNPJ/MF under No. 33.000.118/0001-79 (the “Offeror”), hereby submits to the holders of preferred shares (“PN Shares”) issued by TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“TNCP” or the “Company”) this public tender offer for the acquisition of shares (the “Offer”), pursuant to Instruction of the Brazilian Securities Commission (“CVM”) No. 361/02, of March 5, 2002 (“CVM Instruction No. 361/02”), for the purpose of and pursuant to the following conditions:

1. THE OFFER

1.1. Stock Purchase Agreement. On December 20, 2007, the Offeror published a Notice of Material Fact, disclosing to the market the execution of the stock purchase agreement between the Offeror and Vivo Participações S.A. (“Vivo Participações”) for the acquisition of common and preferred shares issued by TNCP, which Telpart Participações S.A. (“Telpart”) agreed to sell and transfer to Vivo Participações.

1.2. Voluntary Public Tender Offers. In the Notice of Material Fact, the Offeror announced that after the effective transfer of the shares, it would launch voluntary public tender offers for the acquisition of one-third of the outstanding preferred shares held by minority shareholders of TNCP and Amazônia Celular S.A., subsidiary of TNCP (“Amazônia Celular”), such offers also being extended to holders of preferred shares underlying American Depositary Shares (“ADS”). On March 6, 2008, the Offeror published a new Notice of Material Fact disclosing the authorization by the Brazilian Federal Telecommunications Agency (Agência Nacional de Telecomunicações or “ANATEL”) of the transactions for the purchase of the shares of TNCP and informing that it had the intention of launching the voluntary public tender offers for the acquisition of up to all preferred outstanding shares of TNCP and Amazônia Celular. On April 3, 2008, the Offeror published a Notice of Material Fact announcing the completion of the acquisition of the shares issued by TNCP.

1.3. Corporate Reestructuring. Following the mandatory Tender Offers for the voting shares of TNCP and Amazônia Celular and the voluntary Tender Offers for the preferred shares of TNCP and Amazônia Celular, Telemar intends to undertake a corporate reorganization in order to simplify the corporate structure of TNCP and Amazônia Celular, reducing operating costs and improving the liquidity of Telemar’s shares (“Corporate Reorganization”). As a result of the Corporate Reorganization, shares of TNCP and Amazônia Celular may be exchanged for shares of Telemar.

1.3.1 Telemar is analyzing a number of alternative methods to implement the Corporate Reorganization in a manner that will be in the best interest of Telemar, its shareholders and the shareholders of TNCP and Amazônia Celular. Telemar has not yet determined which transactions will be required to implement the Corporate Reorganization, which may include mergers or share exchanges involving TNCP or Amazônia Celular.

1.4. Offer Registration. The Offer that is the object of this Notice of Public Tender Offer (“Notice”) is not subject to registration with CVM. The Offeror will observe, as applicable, the general procedures set forth in Articles 4 to 8 and 10 to 12 of CVM Instruction No. 361/02, as determined in Article 2, Paragraph 2 of CVM Instruction No. 361/02.

1.5. Validity. This offer will remain in effect for the period of 32 (thirty) days from the date of publication of this Notice, that is, its term starts on July 18, 2008 and ends on August 19, 2008, the date on which the auction in relation to the Offer (the “Auction”) shall be held on the Bolsa de Valores de São Paulo S.A. – BVSP (“BOVESPA”).

1.6. Shares Object of the Offer. The Intermediary Institution is prepared to acquire, for the account and order of the Offeror, pursuant to the conditions provided in Section 2 below, up to all of the PN Shares, except for those directly or indirectly held by the Offeror, corresponding on the date of this Notice to 4,205,491 (four million, two hundred and five thousand, four hundred and ninety-one) preferred shares, representing 99.91% of the total PN Shares and 62.75% of the capital stock of TNCP.

1.6.1. The Intermediary Institution, acting for the account and order of the Offeror, will acquire during the Offer:

(i) all of the preferred shares which have adhered to the Offer, if holders of more than  2/3 of the outstanding preferred shares accept the Offer;

(ii) up to  1/3 of outstanding preferred shares, if holders of more than  1/3 and less than  2/3 of the outstanding preferred shares (this number shall be determined in accordance with Article 37 of CVM Instruction No. 361/02) accept the Offer, distributed pro rata to shareholders who accept the Offer;

(iii) all of the preferred shares which have adhered to the Offer, if holders of less than  1/3 of the outstanding preferred shares accept the Offer.

1.7. Absence of Restrictions upon the Exercise of the Right of Property in the PN Shares. Upon the transfer of PN Shares under the terms of the Offer, the shareholders who accept the Offer shall declare that such PN Shares are free and clear of any burden, guarantee rights, preference, priority, usufruct or other forms of lien which would prevent the immediate exercise by the Offeror of the full property rights conferred by the ownership of such PN Shares, as well as meet the requirements for trading of shares established by the Rules of Operations of BOVESPA.

1.8. Dividends. Subject to Section 1.9.1 below, in the event that TNCP declares dividends or interest on capital during the period between the date of publication of this Notice and the date of the financial settlement of the Offer, the shareholders who are registered as owners or usufructuaries of the PN Shares of TNCP on the date of the declaration of dividends or interest on capital shall be entitled to the payment of such dividends or interest on capital.

1.9. Price of the Offer. The purchase price of PN Shares is R$ 33.00 per preferred share issued by TNCP (“Purchase Price”).

1.9.1. Purchase Price Calculation. The Purchase Price corresponds to the price set forth by Vivo Participações for the outstanding preferred Shares of TNCP upon the tender offer that was to be made by Vivo Participações for the common and preferred shares of TNCP held by Telpart, that was the subject of the Notice of Material Fact announced by Vivo Participações on August 2, 2007, and adjusted due to the reverse split operation made by TNCP, which occurred after such date. The Purchase Price was calculated by the weighted average price of the preferred shares of TNCP during the 30 BOVESPA trading sessions held before August 1, 2007, increased by a premium of 25%.

1.9.2. Payment of the Purchase Price. The Purchase Price will be paid in cash to the shareholders who accept the Offer, in national currency.

1.10. Results of the Acceptance of the Offer. By accepting this Offer, each shareholder who is selling its PN Shares agrees to dispose of and effectively transfer the ownership of its PN Shares in accordance with and subject to the terms and conditions set forth in this Notice, including all rights attached to such PN Shares, free of any charge or liens, judicial or extrajudicial, including rights of first refusal or priority in the acquisition of the PN Shares by any third parties, and to receive in consideration of such transfer the Purchase Price, in accordance with the settlement procedures of Companhia Brasileira de Liquidação e Custódia (the “CBLC”).

2. OFFER CONDITIONS

2.1. Offer Conditions. This Offer is conditioned on the non-occurrence of any of the following events prior to 9:00 a.m. (Brasilia time) of the business day immediately before August 19, 2008, the date when the Auction will be held (the “Auction Date”), except in case of express waiver of such condition by the Offeror, as in Section 2.2 below:

(i) a change in the business, conditions, revenues, income, operations or shareholding composition of the Offeror, the Company or any of its direct or indirect subsidiaries that is or may be reasonably expected to be materially adverse to the Offeror, the Company or any of its direct or indirect subsidiaries; or the Offeror having become aware of any circumstance that have or may reasonably be expected to have, a materially adverse effect on either the value of the Offeror, the Company or any of its direct or indirect subsidiaries, or the value of the PN Shares, or the ADS, as a result of any of the following events:

(a) the issuance, by any federal, state or local Brazilian or U.S. governmental authority (including, without limitation, the executive, legislative and judiciary branches), of any decree, order, judgment or act that:

•

questions, restricts or limits the ability of the Offeror to carry out the Offer, to hold shares of the Company, to acquire additional shares of the Company, or to exercise the rights inherent thereof or received distributions thereunder;

•	terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of the Company or its direct or any of its indirect subsidiaries;

•	expropriates, confiscates or limits the free disposal of the assets of the Company or any of its direct or indirect subsidiaries;

•

reduces tariffs or rates for services charged by the Company or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden the Company or any of its direct or indirect subsidiaries; or

•	suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;

(b) the occurrence of war or grave civil or political unrest, whether inside or outside Brazil;

(c) the occurrence of a natural event, (including, without limitation, an earthquake, flood or other similar event), or any other external factor that causes significant damage to: (1) the infrastructure, communication systems, or public utilities in the States in which the Company or any of its direct or indirect subsidiaries provide services or in any other relevant areas of Brazil; or (2) the assets of the Company or any of its direct or indirect subsidiaries, in a manner that affects the ordinary course of their respective businesses;

(ii) CVM refuses or does not approve in a reasonable time the Offeror’s request for the extension of the validity of the Offer to a period longer than the 45 day period established in CVM Instruction No. 361/02, due to its obligation to observe Rule 14e-1 of the U.S. Securities Exchange Act of 1934, which requires the extension of the tender offer for at least 10 business days in the event there is a material change in the terms or in the information concerning the Offer, if such events occur;

(iii) a general suspension of, or a limitation in, the trading of securities in general, or of the common shares of TNCP or the PN Shares on BOVESPA or the ADSs on the New York Stock Exchange for more than 24 hours.

(iv) a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the Brazilian real in relation to the U.S. dollar (in accordance with the average of the buy and sell U.S. dollar – Brazilian real exchange rates indicated under transaction PTAX 800, option 5, published by the Brazilian Central Bank at 7:00 p.m. on that date) since July 15, 2008, which value was R$1.5906;

(v) a decrease, as of the closing of any trading session, of the value of the BOVESPA index known as IBOVESPA, expressed in U.S. dollars (converted in accordance with the average of the buy and sell U.S. dollar – Brazilian real exchange rates indicated under transaction PTAX 800, option 5, published through the SISBACEN system at 7:00 p.m. on that date), of 20% or more, in relation to the value of the index on July 15, 2008, which value was 61,015 points;

(vi) a decrease of 20% or more, as of the closing of BOVESPA on any date, of the closing price of the PN Shares, compared to the price on December 20, 2007, the date of publication of the Material Fact announcing the general conditions of the Offer, which was R$ 24.34;

(vii) the occurrence of any substantial change in the rules applicable to the Brazilian or U.S. capital markets, or an increase in tax rates that adversely affects or impedes the consummation of the Offer by the Offeror;

(viii) the revocation of any governmental authorization necessary for the consummation of the Offer or the issuance of any act by any governmental authority that impedes the Offeror’s carrying out the Offer or imposes an obligation to buy or sell shares issued by TNCP; or

(ix) the making of comments by the U.S. Securities and Exchange Commission (“SEC”), in relation to the materials filed in the United States of America in connection with the Offer that adversely affect or impede the consummation of the Offer by the Offeror.

2.2. Occurrence of the Condition. In the event that at any time between the date of publication of this Notice and 9:00 a.m. (Brasília Time) of the business day immediately preceding the Auction Date any of the events mentioned above occurs, the Offeror shall publish a Notice of Material Fact stating whether the Offer will proceed (the Offeror having waived the condition) or will be cancelled, thus, losing its validity.

2.3. Waiver of Conditions. At its sole and exclusive discretion, the Offeror shall be entitled to waive any of the conditions set forth above (other than the condition set forth in Section 2.1(ix)), in which case the validity and effectiveness of the Offer will remain, even if such waived conditions have not occurred. Any and all waivers of any of the conditions set forth above shall be announced in express form by the Offeror, by means of a Notice of Material Fact, as described in Section 2.2 above.

2.4. Irrevocability of the Offer. Pursuant to the conditions set forth above, the Offer shall be immutable and irrevocable from the date of publication of this Notice until the beginning of the Auction, with the exception that in case any of the conditions set forth above occurs, the Offeror may modify or revoke the Offer and shall publish a Notice of Material Fact to inform the market whether the Offer will proceed, in which case the terms and conditions for such shall be described, or be cancelled.

3. THE AUCTION

3.1. Rules, Date and Place of the Auction. The Auction shall be held on the Auction Date at 1:00 p.m. (Brasilia Time), through the MEGABOLSA, the electronic trading system of BOVESPA. The Auction shall obey the rules established by BOVESPA, and each shareholder willing to tender its PN Shares in the Auction shall meet the requirements for the trading of shares in BOVESPA.

3.2. Procedures for Acceptance. Prior to 12:00 (Brasilia Time) on the Auction Date, each Brokerage Company (as defined in Section 4.1 below) which has met the requirements for the qualification set forth in Section 4 of this Notice shall register with MEGABOLSA, the trading system of BOVESPA, through code “TNCP4L”, the tender containing the number of PN Shares to be sold in the Auction.

3.3. Third Party Buying Interferences. Any third party through its brokerage company shall be entitled to make a competing offer to acquire all or part of the PN Shares object of this Offer, provided that the value of the competing purchase offer is at least 5% higher than the price of the Offer. A competing offer shall be registered with BOVESPA by 5:00 p.m. (Brasilia time) of the business day immediately preceding the Auction Date.

3.4. Price Variation. The procedures of the Auction will entitle the Offeror to raise the price of purchase during the Auction, provided that such increased price is extended to all shareholders that accepted any previous bids.

3.5. Costs, Fees and Commissions of Brokerage. All costs, fees and brokerage commissions in relation to the sales of the PN Shares will be the responsibility of the Offeror. The expenses related to the Auction, such as brokerage costs, fees and charges established by BOVESPA and/or the CBLC shall be charged in accordance with pricing tables effective on the Auction Date and with other legal provisions then in effect.

4. QUALIFICATION FOR THE AUCTION

4.1. Qualification. Prior to 5:00 p.m. (Brasilia Time) on the business day immediately preceding the Auction Date, shareholders who wish to participate in the Auction shall qualify for such, informing the Intermediary Institution or any other brokerage company licensed to operate in BOVESPA to represent them in the Auction (each of them being a “Brokerage Company” and, collectively, the “Brokerage Companies”) the number of PN Shares they intend to tender in the Offer. For the qualification to the Auction, shareholders shall observe the procedures required by the Brokerage Company for such registration.

4.2. Shares held in Custody with Bank ABN Amro Real S.A. Any shareholder holding PN Shares in custody with Banco ABN Amro Real S.A (“ABN Amro Real”), the financial institution depositary of the book entry shares issued by TNCP, shall qualify for the Auction by accrediting the Intermediary Institution or any other brokerage company, at least four business days prior to the Auction Date, for transfer of custody of their PN Shares from ABN Amro Real to the custody of the CBLC.

4.3. Observance of deadlines. Each shareholder shall be responsible for taking appropriate action for the transfer of the PN Shares to the custody of the CBLC in due time to enable its/his respective qualification for the Action.

4.4. Acceptance of the Offer. The final acceptance of the Offer by each shareholder shall occur by the beginning of the Auction, through the Brokerage Company with which such shareholder has registered. Withdrawal from the Offer shall be informed by the shareholder before such time through the Brokerage Company with which it has registered. The acceptance of such Offer and the firm offer to sell the PN Shares will be irrevocable and irreversible after such time.

4.5. Qualification of the Holders of American Depositary Shares – ADSs. The Offer is also intended for holders of PN Shares underlying the ADSs.

4.5.1 Procedures. Holders of ADSs who wish to take part in the Offer may qualify for the Auction through The Bank of New York, as ADS Tender Agent (“ADS Tender Agent”), or, directly in accordance with Section 4.7.2.

4.5.2 Direct Qualification. Holders of ADSs who wish to directly qualify for the Auction must surrender their ADSs to The Bank of New York, the depositary under TNCP’s ADS program, for cancellation, withdraw their PN Shares from the ADS program, become an investor via Resolution No. 2,689 and, as such, offer such PN Shares directly for sale in the Auction. Such investors shall observe the procedures defined in Sections 4.1 to 4.6 above.

4.5.3 Qualification through ADS Tender Agent. Holders of ADSs who wish to participate in the Auction through the ADS Tender Agent must send instructions to the ADS Tender Agent in accordance with the Offer to Purchase dated the date hereof that has been directed to holders of ADSs (as amended from time to time, the “Offer to Purchase”) in the manner set forth therein and in Section 4.7.4 below. The ADS Tender Agent will participate in the Auction in accordance with the procedures defined in Sections 4.1 to 4.6 above.

4.5.4 Beneficial Holders. Only the registered holder of ADSs may present ADSs to the ADS Tender Agent, together with a Letter of Transmittal (as defined in the Offer to Purchase), for the purposes of qualifying the underlying PN Shares for the Auction. A beneficial holder of ADSs who wishes to participate in the Offer must instruct its broker, dealer, commercial bank, trust company, or other nominee to transfer the ADSs to the ADS Tender Agent. If a beneficial holder authorizes the sale of its ADS, all of its ADS will be offered for sale in the Auction, unless otherwise specified in the instruction form. The Letter of Transmittal shall be forwarded to each registered holder of ADSs and an instruction form will be forwarded to beneficial holders of ADSs in a reasonable time prior to the Auction Date in order to enable the beneficial holders of ADSs to instruct the registered holders of ADSs with respect to the offer and to enable the registered holders of ADSs to give orders to sell ADSs to the ADS Tender Agent, to allow for the qualification of PN Shares underlying ADSs for the Auction, as provided in Section 4.7.5 below.

4.5.5 Deadline for Sending Instructions. The registered holders of ADSs must deliver the Letter of Transmittal, duly completed and executed in accordance with the instructions thereto, to the ADS Tender Agent, together with the ADSs representing the PN Shares to be tendered in the Auction and other relevant documentation, in reasonable time prior to the Auction qualification deadline (as specified in the Offer to Purchase).

4.5.6 Additional Information Any requests for additional information regarding the procedures for tendering ADSs or requirements for sales in the Offer of PN Shares represented by ADS, in accordance with the terms of this Notice, may be forwarded to the Information Agent for the Offer as set forth below:

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ 07071

U.S.A.

5. SETTLEMENT

5.1. Financial Settlement. The financial settlement of the Auction shall be carried out on the third business day following the Auction Date (the “Settlement Date”), pursuant to the rules established by the CBLC for gross settlement. The CBLC will not act as a central counterparty guarantor of the financial settlement of the Auction.

5.2. CBLC. The CBLC shall act as a facilitator of Auction settlement, being responsible for (i) receipt of PN Shares to be tendered during the Offer and their subsequent transfer to the Offeror, in case they are sold, and (ii) receipt of Offeror’s funds and their transfer to shareholders tendering their PN Shares in the Offer.

5.3. Guarantee. Pursuant to the terms of the Intermediation Agreement executed by the Intermediary Institution and the Offeror and Paragraph 4, Article 7 of CVM Instruction 361/02, the Intermediary Institution shall guarantee the financial settlement of the Offer, including during the 3 (three) month period referred to in Section 9.2 of this Notice.

5.4. Shareholders’ Failure to Submit the Documentation Required for Qualification. A shareholder who fails to submit the required documentation for Auction qualification in due time or fails to transfer the PN Shares to the CBLC custody as set forth in this Notice shall not be qualified to participate in the Auction.

5.5. Regulations of BOVESPA and CBLC Operations. The shareholders who wish to subscribe to the Offer, selling their PN Shares in the Auction, shall meet the requirements to negotiate the PN Shares contained in the BOVESPA and the CBLC transaction regulations.

6. PURCHASE PRICE AND VALUATION REPORT

6.1. Purchase Price Calculation. The acquisition price of PN Shares will be R$ 33.00 per preferred share issued by TNCP, calculated as provided in Section 1.9.1 above.

6.2. Valuation Report. In the form and requirements of Article 8 of CVM Instruction No. 361/02, the TNCP valuation report was prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. (the “Appraiser”), dated April 23, 2008 (“Valuation Report”). The table below shows the methodologies used in the Valuation Report and the respective values per PN Share.

Summary of the Presented Values (Criteria)	TNCP Value (R$/preferred share)
Weighted average price of PN Shares in the 12 months immediately preceding the date of publication of the Notice of Material Fact which announced the execution of the Sale and Purchase Agreement between “Vivo Participações” and “Telpart” and the launch of the Offer.	19.61
Weighted average price of the PN Shares between the date of publication of the Notice of Material Fact and the date of publication of the Valuation Report.	25.43
Weighted average price of PN Shares in the period of 90 days between 1/24/2008 to 4/23/2008	27.58
Book Value per PN Share (base date on December 31, 2007)	13.15

	Minimum	Maximum
Economic Value according to the Comparable Companies Method	26.42	29.06

6.3. Valuation Report Availability. The valuations referred to in Section 6.2 above are available for examination by interested persons at the headquarters of the Offeror, TNCP, the Intermediary Institution, BOVESPA and CVM, and are accessible on the following websites: www.telenorteholding.com.br; www.telemar.com.br/ri, br.credit-suisse.com.br/ofertas, www.bovespa.com.br and www.cvm.gov.br.

6.4. Representations. The Appraiser’s judgment was stated in the Valuation Report as follows (i) among the valuation criteria in the Valuation Report, the criteria of the economic value pursuant to the comparable companies method proved to be the most adequate to the PN Shares’ fair price, (ii) no conflict of interests has decreased the autonomy necessary for their performance, (iii) on the date of the Valuation Report, the Appraiser, its controller and people related to them were holders, directly or indirectly, of 30,400 preferred shares of TNCP, and (iv) the Appraiser will receive the equivalent to R$ 1,244,428.57 from the Offeror as total compensation for the preparation of the Valuation Report and the valuation report of preferred shares issued by Amazônia Celular.

6.5. Premises and Information The premises and information used in the making of the Valuation Report can be found in detail on pages 23 to 28, 30 and 32 to 34 of the Valuation Report.

6.6. Independent Valuation Notwithstanding the Valuation Report, each Company shareholder shall make an independent assessment of the information contained in the Valuation Report and herein, and by using their own judgment, shall decide as to the suitability and interest to tender its PN Shares under the conditions of this Offer.

7. INFORMATION REGARDING TNCP

7.1. Headquarters, Jurisdiction and Corporate Purpose. The headquarters of TNCP is located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários. TNCP’s main corporate purposes include: (i) to exercise control of companies exploring Mobile Telephony Services in their respective areas of concession, or authorization for exploration; (ii) to promote through subsidiaries or associated companies the expansion and implementation of mobile telephony industry in the respective areas of concession or authorization, (iii) to promote, conduct or direct the capture, in internal and external sources, of the resources to be applied by the Company or its subsidiaries; (iv) to promote and stimulate activities of studies and research aiming at the development of mobile telephony industry; (v) to render, directly or through subsidiary or associated companies, specialized technical services related to the mobile telephony area; (vi) to promote, encourage and coordinate, directly or through controlled or related companies, the training of the necessary personnel for the mobile telephony area; (vii) to perform or promote imports of goods and services to or through companies under its control or related companies; (viii) to carry out other activities related to its corporate purpose, and (ix) to participate in the capital of other companies.

7.2. Share Capital. On April 23, 2008, the subscribed and paid-up capital of TNCP was R$ 84,850,577.76, represented by 6,701,682 shares, corresponding to 2,492,476 common shares and 4,209,206 preferred shares, all nominative shares with no par value.

7.3. Composition of Ownership Participation. The composition of the shareholding of TNCP on April 23, 2008 was as follows:

	ON Shares	% of ON	PN Shares	% of PN	Total	Total (%)
Main Shareholder
Offeror	1,292,672	51.86	3,715	0.09	1,296,387	19.34

Shareholders Related to Main Shareholders
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	135,452	5.43	118,527	2.82	253,979	3.79

TNCP Administrators	—	—	—	—	—	—

Outstanding Shares
Vinson Fund, LLC	221,750	8.90	261,664	6.22	483,414	7.21
Emerging Markets Growth Fund Inc	184,298	7.39	110,578	2.63	294,876	4.40
Polo Norte FI Multimercado	151,050	6.06	228,158	5.42	379,208	5.66
Polo FIA	142,900	5.73	318,624	7.57	461,524	6.89
The Bank of New York ADR Department	—	0.00	1,017,220	24.17	1,017,220	15.18
Ventura Capital LLC	—	0.00	382,105	9.08	382,105	5.70
Banco Banestado S/A	—	0.00	269,463	6.40	269,463	4.02
Soloist Capital, LLC	—	0.00	258,729	6.15	258,729	3.86
Victor Adler	5	0.00	224,000	5.32	224,005	3.34
Others	364,349	14.63	1,016,423	24.13	1,380,772	20.61
Total outstanding shares	1,064,352	42.70	4,086,964	97.10	5,151,316	76.87

Treasury Shares	—	—	—	—	—	—

Total	2,492,476	100.00	4,209,206	100.00	6,701,682	100.00

7.4. Consolidated Financial and Economic Indicators of TNCP:

Indexes	2006	2007	1st quarter of 2008
	(in thousands of reais)
Total Assets	645,877	529,211	509,739
Current Liabilities	422,288	218,083	312,518
Long-Term Liabilities	105,397	191,231	72,293
Shareholders’ Equity	87,997	88,129	91,838
Paid-in Share Capital	84,851	84,851	84,851
Operating Net Revenue	436,278	486,708	114,121
Operating Profit	(129,502)	6,280	5,295
Income (Loss)	(76,081)	3,194	3,709
Income (Loss) / Shareholders’ Equity (%)	(86.5)%	3.6%	4.0%
Long-Term Liabilities / Shareholders’ Equity (%)	119.8%	217.0%	78.7%

7.5. Historical Information about Transactions in the Common Shares of TNCP. The table below shows the number of transactions and the number of shares traded, the financial volume and average price of TNCP’s common shares traded on BOVESPA, in the 12 months immediately preceding the date of the publication of the Notice of Material Fact which informed the execution of the Stock Purchase Agreement of the shares issued by TNCP between Vivo Participações and Telpart and the intention to commence the Offer and in the period starting on the date of the Notice of Material of Fact to the date of the Valuation Report .

	No. of Transactions	No. of Shares Traded	Financial Volume R$	Average Price R$ / share
Aug/06	253	4,400	165,215,00	37.65
Sep/06	353	9,478	387,209,00	40.97
Oct/06	277	7,836	329,710,00	42.09
Nov/06	347	4,464	203,254,00	45.53
Dec/06	256	14,592	601,684,00	41.23
Jan/07	642	33,898	1,742,508,00	51.76
Feb/07	346	11,812	712,204,00	60.67
Mar/07	376	29,748	1,767,819,00	59.43
Apr/07	227	2,378	139,733,00	58.78
May/07	276	6,112	349,326,00	57.26
Jun/07	280	11,130	661,283,00	59.54
Jul/07	370	12,476	813,204,00	65.20
Aug/07	645	297,818	21,147,135,00	71.50
Sept/07	40	236,500	16,257,438,00	68.77
Oct/07	43	293,900	20,782,640,00	70.72
Nov/07	29	108,500	8,001,830,00	73.76
Dec/07	64	128,800	9,376,516,00	72.81
Jan/08	40	102,100	7,508,257,00	73.55
Feb/08	9	14,700	1,094,925,00	74.48
Mar/08	18	5,100	396,306,00	77.71
Apr/08	19	121,500	9,521,347	78.36
May/08	3	1,200	94,350	78.63
Jun/08	8	247,000	19,512,350	79.00
Jul/08 (until 15)	7	37,000	2,923,600	79.02
	Weighted Average Price (from 08/01/06 to 08/01/07)			50.92
	Weighted Average Price (from 08/02/07 to 04/23/2008)			72.25
	Weighted Average Price (from 01/24/08 to 04/23/2008)			76.40

Source: Economática.

7.6. Historical Information about Transactions in the Preferred Shares of TNCP. The table below shows the number of transactions and the number of shares traded, the financial volume and the average price of TNCP’s preferred shares traded on BOVESPA, in the 12 months immediately preceding the date of the publication of the Notice of Material Fact which informed the execution of the Stock Purchase Agreement of the shares issued by TNCP between Vivo Participações and Telpart and the intention to commence the Offer and in the period starting on the date of the Notice of Material Fact to the date of the Valuation Report .

	No. of Transactions	No. of Shares Traded	Financial Volume R$	Average R$ /share
Aug/06	519	62,424	1,102,806,00	17.19
Sep/06	805	125,676	2,411,135,00	18.67
Oct/06	420	70,388	1,363,391,00	18.82
Nov/06	578	133,566	2,650,497,00	19.37
Dec/06	420	125,600	2,406,018,00	18.64
Jan/07	1,687	346,756	7,131,849,00	20.15
Feb/07	1,054	254,938	5,321,936,00	20.46
Mar/07	752	215,386	4,306,435,00	19.45
Apr/07	1,293	1,042,856	19,776,854,00	18.50
May/07	1,685	583,868	11,438,431,00	19.08
Jun/07	850	395,084	8,022,900,00	19.81
Jul/07	3,019	783,578	21,165,763,00	26.48
Aug/07	2,061	839,302	22,705,156,00	26.47
Sep/07	180	84,900	2,193,863,00	25.20
Oct/07	310	336,500	8,461,672,00	24.55
Nov/07	100	95,700	2,290,499,00	23.33
Dec/07	151	478,900	11,267,096,00	22.97
Jan/08	97	109,800	2,664,093,00	23.72
Feb/08	105	268,800	6,624,911,00	24.06
Mar/08	379	1,391,900	41,114,557,00	29.54
Apr/08	108	169,200	5,450,182.00	30.41
May/08	165	166,200	5,124,327.00	30.83
Jun/08	161	439,400	13,263,890	30.19
Jul/08 (until 15)	103	103,300	2,000,897	30.64
	Weighted Average Price (from 08/01/06 to 08/01/07)			19.62
	Weighted Average Price (from 08/02/07 to 04/23/2008)			25.42
	Weighted Average Price (from 01/24/08 to 04/23/2008)			27.58

8. INFORMATION REGARDING OFFEROR

8.1. Headquarters, Jurisdiction and Corporate Purpose. The headquarters of the Offeror is located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Polidoro, No. 99, Botafogo. The corporate purpose of the Offeror includes providing telecommunications services and activities necessary or useful for the implementation of these services, in accordance with concessions, permits and permissions granted to the Offeror. In furtherance with its corporate purpose, the Company may incorporate into its assets third-party properties and rights as well as: (i) participate in the capital of other companies, seeking compliance with the national telecommunications policy; (ii) organize wholly-owned subsidiaries for the performance of activities included in its object and which are recommended to be decentralized; (iii) promote the import of such goods and services as may be required for the execution of activities included in its object; (iv) provide technical assistance services to telecommunications companies, executing common interest activities; (v) carry out studies and research aimed at developing the telecommunications sector; (vi) upon approval by the Board of Directors, enter into agreements and conventions with other companies that commercially explore telecommunications services or any persons or entities seeking to assure the operation of the services, without prejudice to the duties and liabilities thereof; and (vii) carry out other similar or related activities that are assigned thereto at the General Meeting.

8.2. Share Capital. On April 23, 2008, the subscribed share capital of Telemar was R$ 7,425,505,769.63 and paid-up capital was R$ 7,418,989,192.97 represented by 241,668,233 shares, corresponding to 107,186,966 common shares, 133,369,373 preferred shares Class “A” and 1,111,894 preferred shares Class “B”, all nominative shares with no par value.

8.3. Composition of Ownership Participation. The composition of the shareholding of the Offeror on March 31, 2008 was as follows:

Shareholders	ON Shares	% of ON	PN Shares			% of PN		Total	Total (%)
			Class A		Class B	Class A	Class B
Tele Norte Leste Participações S.A.	104,227,873	97.35	91,249,767	(1)	6	69.93	0.00	195,477,646	81.92
Telemar Participações S.A.	—	0.00	13,079,176	(2)	—	10.02	0.00	13,079,176	5.48
Treasury Shares	—	0.00	223,500	(3)	—	0.17	0.00	223,500	0.09
Other	2,835,220	2.65	25,934,852		1,063,961	19.88	100.00	29,834,033	12.50
Total	107,063,093	100	130,487,295		1,063,967	100.00	100.00	238,614,355	100

(1)	Of the total 91.249.767 shares, 241,500 are blocked by Decree Law No. 2304/86.
(2)	All shares with blocking pledge.
(3)	Of the total 223,500 shares, 223,489 are blocked by Decree Law No. 2304/86.

8.4. Consolidated Financial and Economic Indexes of the Offeror

Indexes	2006	2007	1º quarter of 2008
	(in millions of reais)
Total Assets	26,416,637	29,221,682	28,947,383
Current Liabilities	5,629,719	6,295,816	5,724,628
Long-Term Liabilities	8,858,151	9,143,518	8,818,606
Shareholders’ Equity	11,928,767	13,782,348	14,399,311
Paid-in Share Capital	7,418,989	7,418,989	7,418,989
Operating Net Revenue	16,871,834	17,572,055	4,469,871
Operating Profit	1,841,609	3,581,768	905,273
Income (Loss)	1,614,526	2,691,773	582,156
Income (Loss) / Shareholders’ Equity (%)	13.53%	19.53%	4.04%
Long-Term Liabilities / Shareholders’ Equity (%)	74.26%	66.34%	61.24%

9. ADDITIONAL OBLIGATIONS

9.1. Additional Obligations. Under item I of Article 10 of CVM Instruction 361/02, the Offeror undertakes to pay to holders of PN Shares who accept this Offer the positive difference, if any, between the purchase price that they receive for their PN Shares, adjusted by the change in average daily rate of the Interbank Deposit Certificate—CDI, calculated pro rata from the date of the financial settlement of the Auction until the date of the actual payment of the value that would be due, and adjusted by changes in the number of shares arising from bonus shares, splitting, grouping of shares and possible conversions that occur, and (i) the value per share that would be due, in case a fact that imposes the conduct of a new mandatory tender offer to purchase shares under items I to III of Article 2 of CVM Instruction 361/02 occurs within one year from the date of completion of the Auction, or (ii) the value of withdrawal rights that such shareholders would be entitled to receive, in case any resolution of TNCP that would give rise to withdrawal rights is taken within a period of one year following the date of the completion of the Auction, if such shareholders were still shareholders of TNCP.

9.2. Additional Obligation to Purchase Shares. As per Paragraph 2, Article 10 of CVM Instruction 361/02, should the Offeror purchase more than  2/3 (two thirds) of the outstanding PN Shares, the Offeror shall purchase the remaining outstanding shares, within 3 (three) months from the date of the completion of the Auction. The purchase price for the PN Shares during that period shall be the final price reached at the Auction, adjusted by the change in average daily rate Interbank Deposit Certificate—CDI, calculated pro rata from the date of the financial settlement of the Auction to the date of the actual payment of the value that would be due. The deadline for payment of the PN Shares under such conditions shall be 15 (fifteen) calendar days from the date when the TNCP shareholder contacts the Offeror or the Intermediary Institution so as to perform such transfer of PN Shares, for which it shall contact in person the headquarters of the Offeror or the Intermediary Institution. Should the right of sale referred to herein be exercised, the Intermediary Institution shall guarantee the financial liquidation and the payment of the purchase price, under the conditions set forth by Paragraph 4, Article 7 of CVM Instruction No. 361/02.

10. OTHER INFORMATION

10.1. Registration as a publicly-held company. The Offeror declares that, to its best knowledge and after necessary confirmations, the registration of TNCP as a publicly-held company is properly current and in good-standing in accordance with Article 21 of Law No. 6.404/76.

10.2. Inexistence of Relevant Facts or Circumstances Non-Disclosed: The Intermediary Institution and the Offeror are not aware of the existence of any relevant facts or circumstances not disclosed to the public which may have an important influence on the results of TNCP or the quoted value and market value of the PN Shares.

10.3. Definition of Business Day. For the purposes of this Notice, “business day” means any day, except Saturdays and Sundays, on which commercial banks are open for the conduct of operations (including operations and exchange of foreign currency deposits) in the cities of Rio de Janeiro and São Paulo.

10.4. Access to the Valuation Report, the Notice and the Shareholders List. The Valuation Report, this Notice and the shareholders list of TNCP are available to any interested person (provided that the latter is available only after due identification and signed receipt by such person) at the addresses listed below. Alternatively, the Valuation Report and this Notice can be accessed through the following websites:

TELE NORTE CELULAR PARTIPAÇÕES S.A.

Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, Minas Gerais

www.telenorteholding.com.br

TELEMAR NORTE LESTE S.A.

Rua General Polidoro, 99, Botafogo, Rio de Janeiro, RJ

www.telemar.com.br/ri

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Cincinato Braga, no 340, 2o andar, Centro, São Paulo, SP.

Rua Sete de Setembro, no 111, 2o andar - “Centro de Consultas” - Rio de Janeiro, RJ

www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA

Rua XV de Novembro, 275, São Paulo, SP

www.bovespa.com.br

CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS

Avenida Brigadeiro Faria Lima, 3064 – 13º e 14º andares (parte), São Paulo, SP

br.credit-suisse.com/ofertas

10.5. Foreign Documents. The foreign documents related to the Offer submitted to the CVM or the SEC are available for free consultation through the SEC website, www.sec.gov.

10.6. Offer Documents. The shareholders of TNCP should carefully read this Notice and any other relevant documents related to the Offer published by the Offeror or submitted to the CVM or to the SEC, including the Notice called Schedule TO (in this case, its translation to Portuguese is available for consultation at the CVM), because such documents contain important information.

10.7. Shareholders Resident Outside of Brazil. Shareholders resident outside of Brazil may be subject to restrictions imposed by the legislation of its countries regarding the acceptance of this Offer, participating in the Auction and selling their PN Shares. The fulfillment of the applicable rules is the exclusive responsibility of such shareholder non-resident in Brazil.

10.8. Shares of TNCP held by the Intermediary Institution. The Intermediary Institution declares, by itself and by its controlling shareholders and people related to them, that at the date of the Appraisal Report, it held 27,540 (twenty-seven thousand, five hundred and forty) preferred shares of TNCP, and the investment funds under its discretionary administration held 2,860 (two thousand, eight hundred and sixty) preferred shares of TNCP.

10.9. Representations of the Offeror. The Offeror declares that it is responsible for the truthfulness, quality and sufficiency of the information disclosed to the CVM and the market.

10.10. Intermediary Institution Representation. The Intermediary Institution hereby represents that it has taken every precaution and acted diligently to ensure that the information submitted by the Offeror is true, consistent, accurate and sufficient, undertaking liability for any omission in its duty, and that it has verified the quantity and quality of the information supplied to the market during the entire Offer procedure, required for shareholders to make decisions, including occasional and periodic information required to be supplied by TNCP, as well as those contained herein and in the Valuation Report, according to Article 7, Paragraph 2 of CVM Instruction 361/02.

10.11. Brazilian Law Advisors

Advisor of the Offeror

Barbosa, Müssnich & Aragão Advogados

Av. Almirante Barroso, 52 – 29°, 31º, 32° e 33º andares

20031-000, Rio de Janeiro – RJ

Telephone: (55 21) 3824-5800

Fax: (55 21) 2262-5536

Advisor of the Intermediary Institution

Pinheiro Guimarães – Advogados

Avenida Paulista 1842, 24º andar

01310-923, São Paulo – SP

Telephone: (55 11) 4501-5000

Fax: (55 11) 4501-5025

10.12. Relation between the Intermediary Institution and the Offeror. The Intermediary Institution and related companies have served in the past and might provide the Offeror and its controlling shareholder, subsidiaries and related companies, the services of investment bank, financial advisory and other related services, for which it intends to be paid. The relations between the Intermediary Institution and the Offer can be found, in detail, on pages 11 and 12 of the Valuation Report.

10.13. Non Existence of Other Public Securities Issued. Other than the common and preferred shares, TNCP has not issued any other securities that are publicly traded.

10.14. Assistance to Shareholders. Assistance to shareholders of TNCP is provided by TNCP’s Investor Relations Area at number (21) 3131-4513 or via email: cscfalecomacionistas@oi.net.br.

10.15. BOVESPA Authorization. On July 16, 2008, BOVESPA authorized the Auction to be held on its trading system.

São Paulo, July 18, 2008.

Telemar Norte Leste S.A.

Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários

Intermediary Institution

“The present public offer/program was elaborated in accordance with the provisions of the Self-Regulation Code of ANBID (Brazilian National Investment Banking Association) for Public Offers of Distribution and Acquisition of Securities, which is registered at the 4th Registry of Deeds and Documents of the judiciary district of São Paulo, State of São Paulo, under no. 5032012, the present public offer/program, therefore, complying with the minimum pattern of information established by such code. ANBID is not responsible for the referred information, for the quality of the issuer and/or offerors, of the participating institutions or of the securities object of the public offer/program.”